

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2010

By Mail and by Facsimile to 011-27-86-601-6372

Dr. Serge C.P. Belamant
Chief Executive Officer and Chairman of the Board
Net 1 UEPS Technologies, Inc.
President Place
4th Floor
Corner Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196 South Africa

Re: Net 1 UEPS Technologies, Inc.
Form 10-K for the year ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
Form 10-Q for the quarterly period ended December 31, 2009
Schedule 14A, filed October 28, 2009
<u>**File No. 000-31203**</u>

Dear Dr. Belamant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended June 30, 2009

Overview, page 2

1. Please provide to us and undertake to include in your future filings, a revised third paragraph in which you disclose the following:
   - revise your claim that you "process nearly 65% of retail payment transactions" to explain whether this is 65 percent of all such transactions in South Africa or some other universe and tell us the basis for this claim; and
   - revise, in future filings, the revenue disclosures in the overview, to disclose, from Note 19 on page F-46, the revenues you derive from 3 geographic areas and compare that to the previous period.

2. Please provide to us and undertake to include in your future filings, revision of the fourth paragraph of the description of business section to report the amount of revenues, profit or loss and total assets for each of your four segments for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

Competition, page 15

3. Please provide to us and undertake to include in your future filings, the disclosure required by Item 101(c)(x) including, but not limited to, the following:
   - estimate the number of competitors and your competitive position;
   - identify the principal methods of competition;
   - identify and explain both the positive and negative factors pertaining to your competitive position.

   As required by Item 101(c)(x), provide separate consideration for each principal products or services or classes of products or services of the segment.

Research and Development, page 15

4. Please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(xi) of the estimated dollar amount you spent during each of the last three fiscal years on the following:
   - company sponsored research and development activities; and
   - customer sponsored research activities.

   Please briefly discuss the nature of these activities.

Risk Factors, page 19

5. Please undertake to delete in your future filings, your reference in the first paragraph, to "other information in this Form 10-K." Item 503(c) requires that the Risk Factor section address "the most significant factors that make the offering speculative or risky." Moreover, please delete your generic description of the effect "if any of the following risks actually occurs" since Item 503(c) of Regulation S-K requires you to explain how each particular risk affects the issuer. Each risk is not the same. Each risk will affect you in different ways and to different extents.

6. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:
    - Item 503(c) which requires that you "[s]et forth each risk factor under a sub caption that adequately describes the risk"
    - sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text." rather than "merely state a fact about your business . . . succinctly state in your subheadings the risks that result from the facts or uncertainties;" and
    - sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."

    For instance, revise the caption to your first risk factor, which is on page 19, to describe that you may lose 65 percent of your revenues because your one year contracts with the South African Government expired March 31, 2010, you must bid with competitors for new contracts and you may not be awarded the contracts. For example, revise the sub caption "We may be subject to privacy laws' (page 28).

Risks Relating to Our Business, page 19

7. Please provide to us and undertake to include in your future filings, revision of the seventh risk factor, which is on page 21, as follows:
    - disclose recent trends in the number of unbanked South Africans using a Mzansi account; and
    - disclose trends in the percentage and amount of the social welfare beneficiaries who have elected to receive their grants in their Mzansi account rather than in your smart card and the effect on your revenues.

8. Please provide to us and undertake to include in your future filings, revision of the ninth risk factor, which is on page 21, as follows:

    - focus on the risk you will lose your government contracts and/or other business to competitors who offer similar smart card technology and revise your sub-caption accordingly; and
    - discuss in greater detail the competition you face from Visa to which you have licensed your technology.

9. Please provide to us and undertake to include in your future filings, revision of the fifteenth risk factor on cash distribution, which is on page 23, to disclose if there has been any material losses, and, if so, briefly describe.

Risks Relating to Operating in South Africa and Other Emerging Markets, page 24

10. Please provide to us and undertake to include in your future filings, revision of the nineteenth risk factor, which is on pages 24 and 25, to identify specific risks to you and specific consequences to you if the risk occurs. Provide a separate risk factor for each risk rather than a single risk factor one and a half pages long that discusses a wide variety "risks relating to operating in South Africa."

Risks Relating to our Common Stock, page 29

11. Please provide to us and undertake to include in your future filings, revision of the thirty fifth risk factor, which is on page 31, to

    - clarify and distinguish the ability of a shareholder to bring actions and enforce judgments against you (a Florida corporation) as opposed to actions and judgments against your officers and directors and experts;
    - clarify in the third sentence whether or not South African courts have enforced judgments obtained in U.S. courts by shareholders against a U.S. company, domiciled in South Africa, its officer or directors; or experts based upon the civil liability provision of the US securities laws; and
    - clarify in the last sentence, whether or not South African courts have permitted investors (either that are or are not citizens of South Africa) to bring an original action against a U.S. company, domiciled in South Africa, its officer or directors; or experts based upon the civil liability provision of the US securities laws.

    Disclose whether this risk factor was based upon an opinion of counsel and, if so, name counsel.

Exhibits and Financial Statement Schedules, page 71

12. Please provide to us and undertake to revise in your future filings, an accurate list of all exhibits, the dates of the respective document and the date the exhibit was filed. For instance, you state that many of your agreements (Exhibit numbers 10.3 thru 10.15) such as with Visa and with Nedbank were filed on August 1, 2005 in an amendment to a Form S-1 but it appears that the correct date was July 19, 2005. Moreover, file exhibit 10.12 and revise the index to reflect that filing.

Notes to the Consolidated Financial Statements

Note 23 Foreign Exchange Related to Short Term Investment, page F-48

13. In regard to the $26.7 million foreign exchange gain recorded in conjunction with the termination of the asset swap agreement, please tell us how you were accounting for this transaction. In this regard, provide us with sufficient information that will enable us to understand your method of accounting (e.g. qualified for hedge accounting) and how the gain amount was calculated. Identify the specific authoritative literature you used to support your accounting treatment.

* * * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the

disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc D. Thomas at (202)551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney